Exhibit 99.1

Daqo New Energy Announced Adoption of Hydrochlorination Technology and Plan to

Expand Wanzhou Annual Polysilicon Manufacturing Capacity from 4,300 MT to 9,000 MT

CHONGQING, China — August 26, 2011 — Daqo New Energy Corp. (NYSE: DQ) (“Daqo New Energy” or the “Company”), a leading polysilicon manufacturer based in China, today announced it plans to adopt the hydrochlorination technology for the conversion of silicon tetrachloride (STC) into trichlorosilane (TCS) at its Wanzhou polysilicon manufacturing facility. The adoption of the hydrochlorination technology is expected to increase the annual TCS production capability in the Company’s Wanzhou facility to 220,000 MT (metric ton). In the meantime, the Company will retrofit its current hydrogenation furnaces into TCS deposition furnaces. The Company will commence this technology improvement project in October 2011, with targeted mechanical completion in the third quarter of 2012. When this project is completed, the Company is expected to expand its Wanzhou annual polysilicon manufacturing capacity from the current 4,300 MT to 9,000 MT.

The total capital expenditure for the project is expected to be approximately $135 million.

“We have been closely working with key partners on hydrochlorination technology for a while and have concluded that this is the right time to adopt this technology”, commented Dr. Gongda Yao, Chief Executive Officer of Daqo New Energy. “We are excited about the opportunity to use this technology, not only to improve our manufacturing cost structure by increasing energy consumption efficiency, but also enable us to more than double our polysilicon manufacturing capacity in Wanzhou with low capital expenditure. With the increased polysilicon capacity, we can better serve our current and future customers with our quality polysilicon.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. The Company may also make written or oral for-ward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; our ability to significantly expand our polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and our ability to successfully implement our vertical integration strategy. Further information regarding these and other risks is included in the reports or documents we have filed with, or furnished to, the Securities and Exchange Commission. Daqo New Energy does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Daqo New Energy undertakes no duty to update such information, except as required under applicable law.

SOURCE: Daqo New Energy Corp.

Daqo New Energy Corp.

Kevin He, Investor Relations

Phone: +86-23-6486-6556

Email: Kevin.he@daqo.com